ForU Worldwide Inc.

10/F, Unit A, Jinyu Jiahua Mansion

No. 9 Shangdi 3rd Street

Haidian District, Beijing 100085

People’s Republic of China

April 19, 2022

VIA EDGAR

Mr. Larry Spirgel

Ms. Kathleen Krebs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ForU Worldwide Inc.
Request to Withdraw Registration Statement on Form F-1 (File No. 333-256075)

Dear Mr. Spirgel and Ms. Krebs:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ForU Worldwide Inc. (the “Company”) hereby requests that the above-referenced registration statements on Form F-1 originally filed on May 13, 2021, including all exhibits filed therewith (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof.

In light of the current capital markets condition, the Company has determined not to proceed at this time with the proposed offering and sale of the securities to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

ForU Worldwide Inc.

By:	/s/ Dandan Shan
Name: Dandan Shan
Title: Chairperson and Chief Executive Officer